Slide Insurance Holdings, Inc.

4221 W. Boy Scout Blvd.

Suite 200

Tampa, Florida 36607

June 13, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E., Room 4415

Washington, D.C. 20549-4631

Attn:	Shannon Davis Lory Empie Aisha Adegbuyi James Lopez

Re:	Slide Insurance Holdings, Inc.
Acceleration Request for Registration Statement on Form S-1
Registration File No. 333-287556

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Slide Insurance Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it becomes effective at 4:00 p.m. Eastern Time on June 17, 2025, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Davis Polk & Wardwell LLP, may request by telephone to the staff of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell, LLP, by calling Richard D. Truesdell, Jr. at (212) 450-4674 or Joseph D. Payne at (212) 450-3378.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Richard D. Truesdell, Jr. or Joseph S. Payne of Davis Polk & Wardwell at the numbers set forth above.

Thank you for your assistance in this matter.

Very truly yours, Slide Insurance Holdings, Inc.

By:	/s/ Jesse Schalk
	Name:	Jesse Schalk
	Title:	Chief Financial Officer

Cc:	Bruce Lucas, Slide Insurance Holdings, Inc.

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Joseph S. Payne, Davis Polk & Wardwell LLP

Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP